C M

13012220

SEC Mail Processing Section FEB 28 2013 Washington DC 402

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fintegra, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 Earle Brown Drive, Suite 550
(No. and Street)

Minneapolis (City) MN (State) 55430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Schuh (763) 398-4371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 3/12

OATH OR AFFIRMATION

I, Jeffrey Schuh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fintegra, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE D HILDRE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC

Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2012

BAKER TILLY

VIRCHOW KRAUSE, LLP

Candor. Insight. Results.

FINTEGRA, LLC
Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Year Ended December 31, 2012

FINTEGRA, LLC

TABLE OF CONTENTS
As of and for the Year Ended December 31, 2012

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Fintegra, LLC as of December 31, 2012, and the related statements of operations, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fintegra, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 19, 2013

FINTEGRA, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

Cash and cash equivalents	$ 1,170,984
Deposit with clearing broker	150,796
Commissions and other receivables, net	991,175
Other assets	149,253
Notes receivable and forgivable loans, net	60,074
Property and equipment, net	45,946
Income taxes receivable	216,690
Deferred income taxes	186,157
TOTAL ASSETS	$ 2,971,075

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 212,074
Commissions payable	929,914
Accrued payroll and related taxes	237,164
Escrow deposit	55,000
Accrued expenses	255,937
Total Liabilities	1,690,089
MEMBER'S EQUITY	1,280,986
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,971,075

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES	
Commissions and fees	$ 17,581,313
Interest income, net	100,202
Bad debt recovery, net	64,484
Other income	67,116
Total Revenues	17,813,115
OPERATING EXPENSES	
Salaries, commissions and payroll taxes	15,451,918
Advertising	21,975
Depreciation and amortization	39,747
Insurance	245,058
Office and equipment rent	290,088
Office supplies and postage	39,288
Professional fees and legal settlements	1,121,854
Regulatory, clearing and licensing fees	671,669
Repairs and maintenance	30,601
Telephone	119,331
Travel and entertainment	99,351
Miscellaneous	12,598
Total Operating Expenses	18,143,478
Loss Before Benefit From Income Taxes	(330,363)
BENEFIT FROM INCOME TAXES	(120,135)
NET LOSS	$ (210,228)

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2012

BALANCE – DECEMBER 31, 2011	$ 1,681,214
Member distributions	(190,000)
Net loss	(210,228)
BALANCE – DECEMBER 31, 2012	$ 1,280,986

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (210,228)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation and amortization	39,747
Amortization of forgivable loans	31,696
Deferred income taxes	103,520
Write-off of notes receivable	5,749
Change in allowance for notes receivable and forgivable loans	(11,958)
Change in allowance for commissions	4,236
Changes in operating assets and liabilities:	
Commissions and other receivables	(254,701)
Other assets	44,966
Escrow deposit	55,000
Income taxes receivable	(197,690)
Escrow deposit with clearing broker	(50,000)
Accounts payable	124,564
Commissions payable	324,350
Accrued payroll and related taxes	(53,194)
Accrued expenses	(218,897)
Net Cash Flows from Operating Activities	(262,840)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(11,341)
Net receipts on notes receivable and forgivable loans	23,452
Net Cash Flows from Investing Activities	12,111
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to sole member	(190,000)
Net Cash Flows from Financing Activities	(190,000)
Net Change in Cash and Cash Equivalents	(440,729)
CASH AND CASH EQUIVALENTS - Beginning of Year	1,611,713
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,170,984
Supplemental cash flow disclosures	
Cash paid for income taxes, net of income tax refunds	$ (21,392)

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Fintegra, LLC (the Company) was formed in Minnesota on August 8, 1998. The Company offers financial services and products, such as financial and retirement planning, stocks, bonds, mutual funds, UIT's and fixed and variable annuities to customers, customers of financial institutions and other independent representatives. The Company, which is a member of Securities Investors Protection Corporation, sells products manufactured by mutual fund and insurance companies and has an agreement with Pershing, LLC (Pershing), an affiliate of the Bank of New York Mellon, to execute and clear transactions and establish and maintain securities accounts for customers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Fintegra Holdings, LLC (FH).

Cash and Cash Equivalents

The Company includes as cash equivalents all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash and cash equivalents in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and have been reduced by an allowance for doubtful accounts of $6,711 at December 31, 2012. The Company believes all commissions receivable in excess of the allowance are fully collectible. On a periodic basis, the Company evaluates its commission receivable based on history of past write-offs, collections and current credit conditions. If commissions receivable in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made. The Company does not accrue interest on past due receivables. Receivables are written off after all collection efforts have been exhausted.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

Revenue Recognition

Customers' securities transactions are recorded on a trade date basis with related commission income and expense recorded on a trade date basis.

Income Taxes

Effective January 1, 2003, the Company elected to be taxed as a corporation for federal and state income tax purposes.

Advertising Costs

Advertising costs are charged to expense as incurred.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Notes Receivable and Forgivable Loans

Notes receivable and forgivable loans consisted of the following components at December 31, 2012:

Notes receivable	$ 19,623
Forgivable loans, net of amortization	49,991
	69,614
Less: allowance	(9,540)
Notes receivable and forgivable loans, net	$ 60,074

The notes receivable are with two registered representatives of the Company. The notes are unsecured and bear interest of 5% and 9% per annum. The promissory notes provide for repayment through September 2013.

Forgivable loan agreements are unsecured and provide for the loans to be forgiven based on the anniversary date each month through June 2015, provided the registered representative remains securities licensed with the Company as of the anniversary date. If the registered representative does not maintain their securities license with the Company, the loan will become immediately due and payable.

On a periodic basis, the Company evaluates its notes receivable and forgivable loans based on history of past write-offs, collections and current credit conditions. If notes receivable and forgivable loans in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made.

Forgiveness of loan amortization expense for the year ended December 31, 2012 was $31,696.

NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31, 2012:

Computer and telephone equipment	$ 278,302
Furniture and fixtures	185,254
Software	43,426
	506,982
Less: accumulated depreciation and amortization	(461,036)
Property and equipment, net	$ 45,946

Depreciation and amortization expense was $39,747 for the year ended December 31, 2012.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $492,980 which was $242,980 in excess of its required net capital of $250,000. The Company's net capital ratio was 3.38 to 1 at December 31, 2012.

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended December 31, 2012 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

NOTE 5 - Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary at December 31, 2012.

NOTE 6 - Income Taxes

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation, amortization and vacation accruals.

The provision for federal and state income taxes consisted of the following components for the year ended December 31, 2012:

Current	$ (223,655)
Deferred	103,520
Total Benefit from Income Taxes	$ (120,135)

The Company applies the accounting standard for uncertainties in income taxes. The tax effects from any uncertain position can be recognized in the financial statements only if the position is more likely than not to be sustained on audit by tax authorities, based on the technical merits of the position. The Company's policy is to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2009. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

As of December 31, 2012 the Company had unused state net operating loss carryforwards of approximately $1,428,000 beginning to expire in 2014.

NOTE 7 - Membership Units

The Company had a total of 1,586 membership units outstanding as of December 31, 2012.

NOTE 8 - Retirement Plan

The Company has a SIMPLE IRA profit sharing plan (the Plan) for the benefit of its employees who qualify for participation. The Plan requires the Company to match contributions of up to 3% of the eligible employee's compensation. Company contributions were $69,786 for the year ended December 31, 2012.

NOTE 9 - Related Party Transactions

Revenue

The Company received commissions and fees generated by various members of Fintegra Holdings, LLC (FH), including a company that is partially owned by a member of FH, resulting in approximately $186,200 of net revenue to the Company for the year ended December 31, 2012.

Member Distributions

Member distributions were made to facilitate the liquidity needs of FH, determined by the board to be for only the first quarter of 2012, as follows:

January	$ 60,000
February	70,000
March	60,000
	$ 190,000

NOTE 10 - Commitments and Contingencies

License Agreements

The Company has one software license agreement that expires in 2013 and three additional license agreements that require thirty day written notice to cancel. These agreements require minimum monthly fees, plus hosting fees, of approximately $14,900 and are subject to increase when the stated number of users is exceeded. License fee expenses were approximately $178,700 for the year ended December 31, 2012.

Future minimum license payments for the year ending December 31, 2013 are $107,705.

Managed Service Agreements

The Company has one managed service agreement that expires in 2013 and one managed service agreement that expires in 2015. These agreements require minimum monthly fees of approximately $1,418. Managed service fee expenses were approximately $15,907 for the year ended December 31, 2012.

Future minimum managed service fee payments for the years ending December 31, 2013, December 31, 2014 and December 31, 2015 are $10,614, $9,333 and $2,333, respectively.

NOTE 10 - Commitments and Contingencies (cont.)

Operating Leases

The Company leases corporate office space and the lease has escalating rent payments increasing from $5,312 to $5,419. The lease expires July 2016 and the monthly base rent as of December 31, 2012 is $5,312. The Company is required to pay its pro rata share of operating expenses. The Company has the option to extend the office lease for a one year period.

The Company leases sales office space in Boca Raton, Florida and the lease has escalating rent payments increasing from $2,886 to $3,061. The lease expires June 2015 and the monthly base rent as of December 31, 2012 is $2,886. The Company is required to pay its pro rata share of operating expenses.

FH leases sales office space in Cleveland, Ohio and the monthly rent payments for 2012 were made by the Company. The lease expires April 2014 and the monthly base rents as of December 31, 2012 is $9,981.

Total rent expense was $290,088 for the year ended December 31, 2012. The Company is not obligated to make the monthly office lease payments on behalf of FH.

The Company leases two copiers under a lease that expires February 2015 for $656 per month, a copier under a lease that expires February 2013 for $344 per month and a copier under a lease that expires March 2015 for $208 per month. The Company also leases phone equipment under a lease that expires December 2016 for $1,864 per month.

The Company also has an agreement to purchase telephone and data services that expires November 2015 for $4,059 per month.

Future minimum lease payments, inclusive of FH lease obligations currently paid by the Company, are as follows for the years ending December 31:

2013	$ 302,289
2014	223,373
2015	149,709
2016	60,601
	$ 735,972

Legal Proceedings

The Company is subject to legal proceedings and claims in the ordinary course of business. As of December 31, 2012, the Company is a defendant in four separate legal suits which claim securities sold through their registered representatives were either unsuitable or in violation of the state securities laws and common law. The Company is actively defending these allegations and does not believe it is at fault. Subsequent to year end, settlement agreements were reached in two other matters with no financial impact to the Company.

The Company is also a defendant in a class action lawsuit brought by the Bankruptcy Trustee of a program sponsor against broker dealers that had selling agreements with the sponsor in an attempt to reclaim commissions paid by the sponsor. The Company is actively defending these allegations and does not believe it is at fault. The Company is also a defendant in a lawsuit brought by the Bankruptcy Trustee on behalf of the "Private Action Trust" that was created under the Chapter 11 Plan for investors in programs wherein the sponsor and related entities filed petitions for bankruptcy. The Company is actively defending these allegations and does not believe it is at fault.

NOTE 10 - Commitments and Contingencies (cont.)

The Company was also a defendant in an arbitration with a former employee. The former employee is claiming he was dismissed without cause and is entitled to severance in accordance with his employment agreement. The case hearing was held in December 2012. Subsequent to year end, an award was issued by the arbitration panel. The panel awarded amounts to be paid by each party in the arbitration. The net award of approximately $103,500 the Company must pay has been recorded and reflected in these financial statements. In addition, the Company is to receive the former employees 51% ownership in Fintegra Opportunity Fund Management, LLC, the managing member of the Fintegra Opportunity Fund, LLC. Upon receipt of the membership units the value of the units will be recognized in 2013.

For all pending suits not accrued for, management believes the risk of loss is remote and amounts of a loss cannot be reasonably estimated. In the opinion of management, the amount of ultimate liability with respect to these actions may or may not materially affect the financial position of the Company.

NOTE 11 – Subsequent Events

The Company has evaluated subsequent events occurring through February 19, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FINTEGRA, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

COMPUTATION OF NET CAPITAL

Members' equity	$ 1,280,986
Other deductions:	
Customer deficit balances	666
Non-allowable assets:	
Property and equipment, net	45,946
Receivables from non-customers	114,756
Notes receivable and forgivable loans, net	60,074
Income tax receivable	216,690
Deferred income taxes	186,157
Other assets	149,359
Total non-allowable assets	772,982
Net capital before haircuts on securities positions	507,338
Haircuts on securities positions	(14,358)
Net capital	$ 492,980

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,664,266

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 250,000
Excess net capital at 1,500 percent	$ 242,980
Excess net capital at 1,000 percent	$ 326,553
Ratio: Aggregate indebtedness to net capital	3.38 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's amended Part II FOCUS Report, Form X-17A-5 as of December 31, 2012	$ 492,980
Net audit adjustments	-
Net capital per above	$ 492,980

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Fintegra, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency. We found there to be a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring. We communicated it in writing to management and those charged with governance on February 19, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 19, 2013

an independent member of
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